WEX Inc.

97 Darling Avenue

South Portland, ME 04106

July 9, 2013

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention: Kathleen Collins

Re:	WEX Inc.

Form 10-K for Fiscal Year Ended December 31, 2012 Filed March 1, 2013

File No. 001-32426

Ladies and Gentlemen:

Enclosed please find our responses to the comments regarding the above referenced filing contained in a letter from Kathleen Collins, Accounting Branch Chief, of the Staff of the Securities and Exchange Commission to WEX Inc. (“WEX” or the “Company”) (formerly, “Wright Express Corporation”), dated June 24, 2013.

All responses set forth below are keyed to the numbering of the comments and to the headings used in Ms. Collins’s letter. The Staff’s comments are in bold italics and our responses and supplemental information are in plain type.

Other Liquidity Matters, page 44

1. You disclose that undistributed earnings of certain foreign subsidiaries considered to be indefinitely reinvested amounted to $1.8 million at December 31, 2012, and $6.0 million at December 31, 2011. Your response to prior comment 5 in your letter dated December 22, 2011 indicated that you would quantify the cash position of your Australian subsidiaries. Please confirm you will disclose the amount of cash, cash equivalents, and investments held in your Australian subsidiaries in future filings. Additionally, please consider disclosing the statutory tax rate for Australia. Finally, please tell us what consideration you have given to including a discussion of any specific risks associated with your current tax structure, including any agreements or arrangements that provide material tax benefits, if applicable, pursuant to Item 503(c) of Regulation S-K.

The Company acknowledges the Staff’s comment and in future filings the Company will disclose the amount of cash, cash equivalents and investments held outside the United States. Since our response to the comment letter dated December 22, 2011, the Company has acquired other entities, including entities located in Brazil and Europe. The Company’s 10-Q for the first quarter of 2013, filed on May 2, 2013, disclosed the cash balance located outside the United States and the Company will continue to disclose that information in future filings.

The Company has considered the Staff’s comment suggesting that the Company disclose the statutory tax rate for Australia. As stated above, the Company has acquired entities located outside of the United States in several different jurisdictions and further expansion of operations to other jurisdictions is possible. The Company believes

WEX Inc.

97 Darling Avenue

South Portland, ME 04106

that disclosing the statutory rates for all jurisdictions in which we currently operate or may operate in the future, or just the Australian statutory rate alone, without an in-depth discussion of earnings mix on a jurisdiction by jurisdiction basis could be confusing and extraneous. In order to provide clarity on our domestic and international tax exposure, the Company will disclose the primary tax jurisdictions in Other Liquidity Matters in future filings.

In analyzing specific risks associated with the Company’s current tax structure, the Company has considered the significant factors in each foreign jurisdiction that may have an impact on any potential tax benefits derived from the current tax structure including, but not limited to, the factors outlined in the Company’s risk factor captioned, “We are exposed to risks associated with operations outside of the United States, which could harm both our U.S. and international operations.” That risk factor identified the following items as impacting the risks related to the Company’s foreign operations.

•	changes in the relations between the United States and foreign countries;

•	actions of foreign or United States governmental authorities affecting trade and foreign investment;

•	regulations on repatriation of funds;

•	increased infrastructure costs including complex legal, tax, accounting and information technology laws and treaties;

•

interpretation and application of local laws and regulations including, among others, those impacting anti-money laundering, bribery, financial transaction reporting and positive balance or prepaid cards;

•	enforceability of intellectual property and contract rights;

•	potentially adverse tax consequences;

•	local labor conditions and regulations; and

•	fluctuation in foreign currencies.

As part of the overall review of risks, the Company has not identified any specific material risks associated with our current tax structure or with any agreements or arrangements currently in place that would require additional risk factors. As indicated in Other Liquidity Matters, our undistributed earnings of certain foreign subsidiaries amounted to $1.8 million, which would not create a material risk if the cash was repatriated to the United States. However, the repatriation of earnings is a specific risk that we have identified that could impact our Company. After further consideration and in response to the SEC Staff comment, the Company will revise our “potentially adverse tax consequences” risk factor in future filings to state:

•	potentially adverse tax consequences due to, but not limited to, the repatriation of cash or negative consequences from changes in or interpretations of tax laws;

WEX Inc.

97 Darling Avenue

South Portland, ME 04106

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income

2. Tell us how your presentation of “Expenses” complies with Rule 5-03 of Regulation S-X. In particular, please explain why you do not separately present cost of revenues pursuant to Rule 5-03(2) of Regulation S-X. Also, tell us whether salary and other personnel costs include personnel for functions such as selling, general and administrative.

When preparing our financial statements, the Company takes into consideration Regulation S-X and the way in which those requirements provide guidance on disclosure. The Company also gives consideration to the way in which the business is managed. The revenues generated by the Company are primarily attributable to services provided as a global payment processor with an array of payment services that include charge cards, virtual cards, prepaid cards, and payroll cards, with less than 1 percent of revenue generated from product sales. The Company tracks and manages expenses on a functional basis, in aggregate, and not on an individual service basis. Therefore it would not be practicable to present a separate line item for cost of revenues, as expenses support all of our revenue generating activities. The Company also notes that there is no specific SEC Staff guidance as to form and content of financial statement presentation related to registrants in the global payment processing sector. As the Staff is aware, Article 5 applies to commercial and industrial companies and Article 9 applies to bank holding companies. Given the nature of the Company’s operations, it does not fit squarely into either Article 5 or 9. Therefore, we believe the Company has applied an approach that provides an appropriate level of detail as to the type of expenses incurred and which is intended to provide the reader with a relevant and meaningful presentation of the Company’s various operating expenses. Additionally, while not determinative, the Company is aware of other registrants with similar operations that use a presentation that does not strictly conform to either Article 5 or 9.

With regard to the income statement line item “salary and other personnel,” it does include expenses related to personnel for functions, such as selling general and administration, as well as all other functional areas including customer service and information technology.

Note 13. Income Taxes, page 84

3. Disclose the amount of unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration, if practicable, or a statement that determination is not practicable pursuant to ASC 740-30-50-2(c). Additionally, please explain if the “foreign intangibles” that appear to have been recorded as deferred tax liabilities in fiscal 2012 related to foreign earnings that are deemed to be permanently reinvested or if they are attributable to acquisitions completed in fiscal 2012.

The Company will add the following language in future filings “The Company has determined that the amount of taxes attributable to these undistributed earnings is not practicably determinable.” The Company will continue to analyze this item and make the appropriate disclosure as required in ASC 740-30-50-2(c) in future filings.

The “foreign intangibles” that have been recorded as deferred tax liabilities in fiscal 2012 are attributable to (i) basis differences in the CorporatePay and UNIK acquisitions completed in fiscal year 2012, and (ii) basis differences in Australia related to the 2012 retroactive legislation regarding rights to future income, as disclosed in Note 13, Income Taxes.

WEX Inc.

97 Darling Avenue

South Portland, ME 04106

********

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information please do not hesitate to contact the undersigned at 207-523-7769. Thank you.

Sincerely,

/s/ Steven A. Elder

Steven A. Elder

Senior Vice President and

Chief Financial Officer

cc:	Jonathan Wolfman, WilmerHale

Douglas Fici, Deloitte & Touche LLP

Hilary A. Rapkin, WEX Inc.